UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-14187
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. Union 401(k) Trust and Plan, as amended
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

TABLE OF CONTENTS

INDEPENDENT AUDITOR’S REPORT
SIGNATURES
EXHIBIT INDEX
EX-23.1 Consent of SS&G Financial Services, Inc.

RPM INTERNATIONAL INC. UNION 401(K)
TRUST AND PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2005

Independent Auditor’s Report
RPM International Inc. Audit Committee
RPM International Inc. Union 401(k) Trust and Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the RPM International Inc. Union 401(k) Trust and Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005, and the supplemental schedule of assets (held at end of year) as of December 31, 2005. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note A, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.
In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for benefits of the RPM International Inc. Union 401(k) Trust and Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, on the basis of accounting described in Note A.

/s/ SS&G Financial Services, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
Cleveland, Ohio
June 9, 2006

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

Investments	$2,338,690	$2,171,900

Receivables
Employer’s contribution	8,008	7,142
Participants’ contributions	22,457	18,160

	30,465	25,302

NET ASSETS AVAILABLE FOR BENEFITS	$2,369,155	$2,197,202

(See notes to financial statements.)

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions
Participants	$210,779
Employer	78,642	$289,421

Investment income
Interest and dividends	38,770
Realized and unrealized gain on investments	76,218	114,988

Total Additions		404,409

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	229,641
Administrative expenses	2,815	232,456

Change in net assets		171,953

Net assets available for benefits:

Beginning of year		$2,197,202

End of year		$2,369,155

(See notes to financial statements.)

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE A — SIGNIFICANT ACCOUNTING POLICIES
Basis of accounting
The Plan’s policy is to prepare its financial statements on the modified cash basis of accounting. Contributions are recorded on the accrual basis, dividends are recorded on the ex-dividend date, and other revenues are recognized when received rather than when promised or earned. Certain expenses and purchases of assets are recognized when cash is disbursed rather than when the obligation is incurred.
Investment valuation and income recognition
Investments are stated at fair value as determined by the custodian. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end. Collective investment funds are valued at their last reported net asset value. Participant loans are valued at their outstanding balances which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.
Contributions
Contributions are recorded on an accrual basis.
Payment of benefits
Benefits are recorded when paid.
Use of estimates
The preparation of financial statements, in conformity with the modified cash basis of accounting, requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
NOTE B — DESCRIPTION OF THE PLAN
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, adopted on February 1, 1997, is a defined contribution savings plan covering certain union employees at several wholly-owned domestic subsidiaries of RPM International Inc. (the Company).
The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers sixteen investment funds as investment options for participants. The Company matches, depending upon the collective bargaining agreement of each participating union, up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner in which the participants invest their own contributions. Contributions are subject to certain limitations.

Participant accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Vesting is immediate for contributions, both employee and employer, and earnings thereon.
Participant loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0% to 10.5%. Principal and interest are paid ratably through payroll deductions.
Payment of benefits
On termination of service due to death, disability, or retirement, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Plan expenses
During 2005, the administrative expenses, audit fees, certain legal expenses, brokerage fees, transfer taxes, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Company.
NOTE C — INVESTMENTS
The following presents investments at December 31, 2005 and 2004 that represent 5% or more of the Plan’s net assets:

	2005	2004
Stable Portfolio Group Trust	$667,524	$590,984
RPM International Inc. Stock Fund	241,395	291,095
Janus Balanced Fund	223,843	190,937
Growth Fund of America	213,826	211,855
Fidelity Contra Fund	182,477	200,259
Fidelity Advisor Government Investment Fund	167,760	153,285
American Washington Mutual Investment Fund	163,846	144,394
Participant loans	126,246	123,035

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $76,218.

Mutual Funds	$46,704
Common/Collective Trust	29,514

$76,218

NOTE D — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.
NOTE E — INCOME TAX STATUS
The Plan obtained its latest determination letter on November 13, 2002, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE F — RELATED PARTY TRANSACTIONS
The Stable Portfolio Group Trust and the Enhanced Stock Market Fund are common trust funds managed by Wachovia Bank N.A. The value of the Stable Portfolio Group Trust was $667,524 and $590,984 at December 31, 2005 and 2004, respectively. The value of the Enhanced Stock Market Fund was $91,831 and $69,253 at December 31, 2005 and 2004, respectively. Wachovia Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for trustee and investment management services amounted to $2,815 for the year ended December 31, 2005.
NOTE G — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

RPM INTERNATIONAL INC. UNION 401(K) TRUST AND PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
FEDERAL ID #34-6550857 PLAN 007
Schedule H — Line 4i — Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(e)

		Description of investment
		including	Current value
	Identity of issue, borrower,	maturity date, rate of interest,	at
	lessor, or similar party	collateral, par or maturity value	December 31, 2005
*	Wachovia Bank, N.A., Stable Portfolio Group Trust	Collective investment fund	$667,524

*	Wachovia Bank, N.A., Enhanced Stock Market Fund	Collective investment fund	91,831

	Fidelity Advisor Mid Cap Fund	Registered investment company	72,773

	Fidelity Contrafund	Registered investment company	182,477

	Growth Fund of America	Registered investment company	213,826

	Neuberger & Berman Genesis Fund	Registered investment company	31,549

	Washington Mutual Investors Fund	Registered investment company	163,846

	American Europacific Growth Fund	Registered investment company	4,073

	Templeton Foreign Fund	Registered investment company	90,518

	Janus Balanced Fund	Registered investment company	223,843

	Evergreen Core Bond Fund	Registered investment company	9,457

	Fidelity Advisors Government Investment Fund	Registered investment company	167,760

*	RPM International Stock Fund	Company stock	241,395

	RPM International Conservative Fund	Registered investment company	1,359

	RPM International Moderate Fund	Registered investment company	26,266

	RPM International Growth Fund	Registered investment company	23,947

*	Participant Loans	Loans (5.00% to 10.50%)	126,246

	Total Investments		$2,338,690

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

By: RPM International Inc. (Plan Administrator)

/s/ Janeen Kastner

Janeen Kastner, Director of Human Resources and Administration
Date: June 27, 2006

EXHIBIT INDEX
23.1	Consent of SS&G Financial Services, Inc.